Exhibit 10.8

December 14, 2020

Fred Aslan, MD

Private & Confidential

Re:	Employment Offer Letter

Dear Fred,

On behalf of the Board of Directors of Artiva Biotherapeutics, Inc. (the “Company”), I am pleased to offer you employment under the terms set forth in this offer letter agreement (this “Agreement”). These employment terms are contingent upon Board approval, and will be effective as of your start date, which will be on January 1, 2021 (the “Start Date”).

Employment Position; Duties. You will be employed as the Company’s Chief Executive Officer (“CEO”) and President, initially reporting to the Company’s Board of Directors (the “Board”) with all authority corresponding responsibility of a CEO and President of a corporation under the laws of Delaware, subject to the overall authority of the Board and the Company’s certificate of incorporation and bylaws, regulations and other governing documents (collectively, the “Bylaws”). As CEO and President, you will have those duties and responsibilities as are customary for this position and as may be directed by the Company.

1. Service on the Board. You shall be appointed to the Board, and you agree to continue to serve as a director of the Company, if requested by the Board, for so long as you remain employed in the position of CEO of the Company, subject to election by the stockholders of the Company and in accordance with the Bylaws of the Company. If you cease to serve as CEO of the Company for any reason, then you agree that your will resign from your position as a member of the Board, if and as determined by the Board.

2. Compensation; Employee Benefits and Business Expenses.

(a) Base Salary. Your initial base salary will be paid at the annual rate of $480,000 less standard payroll deductions and tax withholdings. Your base salary will be paid on the Company’s normal payroll schedule. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and position. You will not be eligible for extra payment under the overtime laws.

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(b) Annual Bonus. In addition to base salary, you will be eligible to earn discretionary incentive compensation at an annual target amount of forty percent (40%) of your base salary in effect during the bonus year, based on the achievement of individual and corporate performance targets and metrics to be determined and approved by the Board (the “Annual Bonus”). The Annual Bonus, if earned, will be paid on an annual basis, less standard payroll deductions and withholdings, after the close of the fiscal year and after determination by the Board of the level of achievement of the applicable performance targets and metrics and the level of the bonus amount. No Annual Bonus amount is guaranteed and, in addition to the other conditions for earning such Annual Bonus, you must remain the CEO of the Company (or, upon mutual agreement with the Board, employed in another position at the Company) on the scheduled Annual Bonus payment date in order to be eligible to earn any Annual Bonus.

(c) Equity Awards. Upon the earlier of (i) the effective date of a consulting agreement executed between you and the Company, or (ii) your Start Date with the Company, and subject in either case to approval by the Board, you will be eligible to receive a (x) stock option grant to purchase 1,128,603 shares of the Company’s common stock (which equals 5% of the Company’s anticipated outstanding shares on a fully diluted basis (defined as all outstanding shares of the Company’s capital stock, outstanding options and any available option pool reserve following such grant) following the closing of the second tranche of the Company’s Series A financing) (the “Initial Option Grant”) and (y) a stock option grant to purchase 225,720 shares of the Company’s common stock (which equals one-percent (1%) of the Company’s anticipated outstanding shares on a fully diluted basis following the closing of the second tranche of the Company’s Series A financing) (the “Performance Grant”). In addition to the Initial Option Grant and the Performance Grant, at the closing of future rounds of a preferred stock financing by the Company, subject to approval by the Board, you will be granted additional options to purchase additional shares of the Company’s common stock (or alternatively will be granted rights to purchase restricted shares of the Company’s common stock) to enable you to maintain a 5% equity interest in the Company (the “Additional Awards”, and collectively with the Initial Option Grant and the Performance Grant, the “Initial Options”). In addition to the Initial Options, upon consummation of an initial public offering of the Company’s Common Stock on a national securities exchange, subject to approval by the Board, you will be granted an additional option to purchase additional shares of the Company’s common stock (or alternatively will be granted restricted shares of the Company’s common stock) to enable you to maintain a 4.5% equity interest in the Company on a fully diluted basis (as defined above) ( the “IPO Grant”; the Initial Options and the IPO Grant are collectively referred to as the “Options” and individually as an “Option”). The Options will be granted under the Company’s 2020 Equity Incentive Plan (or any equity plan as may be subsequently approved by the Board) (the “Plan”). The Options will have an exercise price (or purchase price in the case of restricted shares) per share equal to the fair market value (as defined in the Plan) of the Company’s common stock on the respective dates of grant. Each of the Options will be subject to vesting at a rate of one-fourth (1/4th) of the shares subject to each Option shall vest upon the one (1) year anniversary of the respective vesting commencement date set forth in the applicable grant notice for such Option and the remainder of the shares will vest in equal monthly increments over the three-year period following such one (1) year anniversary of the respective vesting commencement date for such Option, subject to your Continuous Service with the Company (as defined in the Plan). The vesting commencement date for your Initial Option Grant will be your Start Date. The vesting commencement date for your Performance Grant will be the closing date of the next preferred stock financing of the Company resulting in gross proceeds to the Company of at least $50 million. You will be eligible to participate in and receive additional stock option or equity award grants under the Plan from time to time in the discretion of the Board, and in accordance with the terms and conditions of the Plan. If a Change in Control (as defined in the Plan) occurs and upon or within three months prior to, or 12 months after, the effective time of a Change in Control, your Continuous Service terminates due to an involuntary termination (not including death or Disability) without Cause (as defined in the Plan) or you voluntary terminate with Good Reason (as defined in the Plan), then, as of the date of termination of your Continuous Service or the effective time of such Change in Control (whichever occurs later), the vesting and exercisability of your Options shall be accelerated in full, such that 100% of the total number of shares subject to your Options shall become immediately vested and exercisable.

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(d) Unpaid 2020 Bonus. In the event that you would be entitled to receive a cash bonus from your current employer for your 2020 service to your current employer, but are deemed ineligible to receive payout of your full earned 2020 bonus from your current employer due to your resignation from your current employer in order to commence employment with the Company prior to the bonus payout, the Company agrees to cover the amount of such unpaid and earned 2020 bonus, up to a cap of $135,000 (the “2020 Bonus Payout”), subject to your commencement of employment with the Company pursuant to the terms of this Offer Letter. Subject to your commencement of employment with the Company, the 2020 Bonus Payout, less standard payroll deductions and withholdings, shall be paid to you within thirty (30) days of the Company’s receipt of written notice that your current employer has approved bonus payouts for 2020 but has refused to pay out the full amount of your earned 2020 bonus in light of your resignation to join the Company.

(e) Employee Benefits. As a regular full-time employee, you will be eligible to participate in the Company’s standard employee benefits (pursuant to the terms and conditions of the benefit plans and applicable policies), as they may be terminated or changed from time to time within the Company’s discretion.

(f) Business Expenses. Your legitimate and documented business expenses will be reimbursed by the Company, as provided under our business expense reimbursement policies.

3. Compliance with Confidentiality Agreement and Company Policies. As a condition of employment, you shall sign and comply with the Company’s standard form of Employee Confidential Information and Invention Assignment Agreement (the “Confidentiality Agreement”). The Confidentiality Agreement shall be deemed fully incorporated into this Agreement by reference.

4. Protection of Third-Party Information and Outside Activities.

(a) Third Party Information. In your work for the Company, you will be expected not to make any unauthorized use or disclosure of any confidential information or materials, including trade secrets, of any former employer or other third party; and not to violate any lawful agreement that you may have with any third party. By signing this Agreement, you represent that you are able to perform your job duties within these guidelines, and you are not in unauthorized possession or control of any confidential documents, information, or other property of any former employer. In addition, you represent that you have disclosed to the Company in writing any agreement you may have with any third party (e.g., a former employer) that may limit your ability to perform your duties to the Company or that could present a conflict of interest with the Company, including but not limited to disclosure (and a copy) of any contractual restrictions on solicitations or competitive activities.

(b) Outside Activities. During your employment by the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company or its Affiliates. Subject to the restrictions set forth herein, and only with prior written disclosure to and written consent of the Board, you may engage in other types of business or public activities, including board service. The Board may withdraw such consent, if the Board determines, in its sole discretion, that such activities compromise or threaten to compromise the business interests of the Company or its Affiliates or conflict with your duties to the Company. The Board understands and consents to your current service on the Boards of Directors of Adavium Medical, Inc. and at Cytrellis Biosystems, Inc.

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(c) Non-Competition. During your employment by the Company, you will not, without the express written consent of the Board, directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any person or entity engaged in, or planning or preparing to engage in, business activity competitive with any line of business engaged in (or planned to be engaged in) by the Company or its Affiliates; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange. In addition, you will be subject to certain restrictions (including restrictions continuing after your employment ends) under the terms of your Confidentiality Agreement.

5. At-Will Employment Relationship. Your employment relationship with the Company is employment at-will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time with or without Cause (as defined below) or prior notice.

6. Severance.

(a) Severance for Termination without Cause or Resignation with Good Reason. If (i) your employment is terminated by the Company without Cause (as defined below), other than due to your death or disability, or you terminate your employment for Good Reason (as defined in the Plan), and (ii) you satisfy the Release Requirement (defined below), then you will receive the Severance Payments (defined below) as your sole severance benefits, and you will not be eligible for severance benefits under any other policy, plan or agreement. Specifically, you will receive severance pay in the form of continuation of your final monthly base salary for twelve (12) months, less standard payroll deductions and tax withholdings (the “Severance Payments”). Subject to Section 6(e), the Severance Payments will be paid in equal installments on the Company’s regular payroll schedule in effect following your termination date, with such payments to begin on the first regular payroll date following the Release Effective Date (as defined below). If the Severance Payments do not commence with the first regular payroll date following your termination date because the Release Effective Date is later than such first payroll date, the first installment of the Severance Payments you receive will be a “catch up” payment in the total amount of the Severance Payments you would have received through such payroll date if such payments had begun with the first payroll date after your termination date. In addition, if you timely elect continued coverage under COBRA, the Company will pay the COBRA premiums for you and your eligible dependents until the earlier of either: (i) a period ending twelve months you’re your termination date or, (ii) the date on which you are no longer eligible for COBRA coverage (such period, the “COBRA Payment Period”). Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you or your qualifying family members elect COBRA continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer. The Health Care Benefit Payment shall be equal to the amount that the Company otherwise would have paid for COBRA insurance premiums (which amount shall be calculated based on the premium for the first month of coverage), and shall be paid until the expiration of

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the COBRA Payment Period. For purposes of this Agreement, (i) references to COBRA shall be deemed to refer also to analogous provisions of state law and (ii) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility.

(b) Release Requirement. To be eligible for the Severance Payments and COBRA payments pursuant to Section 7(a) above you must satisfy the following release requirement (the “Release Requirement”): return to the Company a signed and dated general release of all known and unknown claims in a separation agreement acceptable to the Company (the “Release and Waiver”) within the applicable deadline set forth therein, but in no event later than forty-five (45) calendar days following your termination date, and permit the Release and Waiver to become effective and irrevocable in accordance with its terms (such effective date of the Release and Waiver, the “Release Effective Date”). No Severance Payments will be paid hereunder prior to such Release Effective Date. You may be required by the separation agreement to provide reasonable transitional services as a condition of payment of Severance Payments.

(c) Definition of Cause. For purposes of this Agreement, “Cause” means the occurrence of any one or more of the following: (i) your conviction of, or plea of no contest, or commission of any felony or any crime involving fraud, embezzlement, dishonesty or moral turpitude; (ii) your attempted commission of, or participation in, a fraud, embezzlement or act of dishonesty (or an attempted fraud or act of dishonesty) that results in (or could result in) material harm to the Company, including but not limited to material harm to reputational interests; (iii) your violation of a fiduciary duty or duty of loyalty owed to the Company; (iv) your material breach of any contract or agreement between you and the Company, or any material Company policies that are disclosed or otherwise made available in writing to you prior to such breach; (v) persistent neglect of your job duties, which is not cured within fifteen (15) calendar days after you are provided written notice by the Company (provided, that such written notice and opportunity to cure are not required if your performance or neglect is not reasonably susceptible to being cured); or (vi) your gross misconduct or material failure to comply with a reasonable written instruction of the Company.

(d) Other. You will not be eligible for any Severance Payments or COBRA payments under any circumstances other than those described herein, including circumstances in which your employment is terminated for Cause, you terminate your employment for any reason other than Good Reason, or your employment terminates due to your death or disability. In addition, if you materially breach any continuing obligations to the Company (including, but not limited to, any material breach of this Agreement or any material breach of the Confidentiality Agreement) during the period of time that you are receiving any Severance Payments, you will forfeit your entitlement to any then unpaid Severance Payments, and the Company’s obligation to continue to pay or provide such Severance Payments and to continue providing COBRA coverage will immediately terminate as of the date of your material breach.

(e) IRS Code Section 409A. All payments provided hereunder are intended to constitute separate payments for purposes of Treasury Regulation Section 1.409A-2(b)(2). If the Company determines that any benefits provided under this Agreement constitute “deferred compensation” under Section 409A of the Internal Revenue Code of 1986 as amended (“Section 409A”), such benefits will not commence in connection with your termination of employment unless such termination also qualifies as a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A- 1(h) (without regard to any permissible alternative definition thereunder) (“Separation from Service”). If the Company determines that any benefits provided under this Agreement constitute “deferred

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compensation” under Section 409A and you are a “specified employee” of the Company or any affiliate (or any successor entity thereto) within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your Separation from Service, then the payment of any such benefits shall be delayed until the earlier of (i) the date that is six (6) months and one (1) day after the date of your Separation from Service, or (ii) the date of your death (such date, the “Delayed Payment Date”), and the Company (or the successor entity thereto, as applicable) shall (A) pay to you a lump sum amount equal to the sum of the benefit payments that otherwise would have been paid to you on or before the Delayed Payment Date, without any adjustment on account of such delay, and (B) continue the benefit payments in accordance with any applicable payment schedules set forth for the balance of the period specified herein. In addition to the above, to the extent required to comply with Section 409A and the applicable regulations and guidance issued thereunder, if the applicable deadline for you to execute (and not revoke) the applicable Release and Waiver spans two (2) calendar years, your Severance Payments shall commence to be paid in installments on the first regularly scheduled payroll date that occurs in the second calendar year after the Release Effective Date of the Release and Waiver.

7. Section 280G; Limitations on Payment.

(a) If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) any constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

(b) Notwithstanding any provision of Section 7(a) to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (i) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (ii) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (iii) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

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(c) Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change of Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 7. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

(d) If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 7(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 7(a)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 7(a), you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

8. Dispute Resolution. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment with the Company, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) or its successors by a single arbitrator. The arbitration will be held in San Diego, California, or such other location as then- agreed by the parties. Both you and the Company acknowledge that by agreeing to this arbitration procedure, you each waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.

Any such arbitration proceeding will be governed by JAMS’ then applicable rules and procedures for employment disputes, which will be provided to you upon request. In any such proceeding, the arbitrator shall (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. You and the Company shall be entitled to all rights and remedies that either would be entitled to pursue in a court of law. Nothing in this Agreement is intended to prevent either the Company or you from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration pursuant to applicable law. The Company shall pay all filing fees in excess of those which would be required if the dispute were decided in a court of law, and shall pay the arbitrator’s fees and any other fees or costs unique to arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

9. General. This Agreement, along with the Confidentiality Agreement, forms the complete and exclusive statement of your agreement with the Company regarding the subject matter hereof. It supersedes and replaces any other agreements or promises made to you by anyone concerning your employment compensation, benefits and/or terms, whether oral or written. This Agreement may not be amended or modified except by a written modification signed by you and a duly authorized officer of the

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Company, with the exception of those changes expressly reserved to the Company’s discretion in this Agreement. This Agreement is governed by the laws of the state of California, without reference to conflicts of law principles, and it is intended to bind and inure to the benefit of and be enforceable by the Company and its successors and assigns. If any provision of this Agreement shall be held invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect the other provisions of this Agreement, and such provision will be reformed, construed and enforced so as to render it valid and enforceable consistent with the general intent of the parties insofar as possible under applicable law. With respect to the enforcement of this Agreement, no waiver of any right hereunder shall be effective unless it is in writing. Any ambiguity in this Agreement shall not be construed against either party as the drafter. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

To confirm your acceptance of this Offer letter and the terms and conditions of your employment as set forth herein, please return a signed and dated copy of this Agreement. Please let me know if you have any questions.

Sincerely,

ARTIVA BIOTHERAPEUTICS, INC.

By:	/s/ Brian Daniels, MD
Brian Daniels, MD
Chairman of the Board of Directors

Reviewed, Understood, and Accepted:

	/s/ Fred Aslan, MD	December 14, 2020
	Fred Aslan, MD	Date

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